JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

August 28, 2025

Ms. Kalkidan Ezra

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear Ms. Ezra:

This letter provides the response of ETF Opportunities Funds Trust (the “Trust” or the “Registrant”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP, on a call on July 16, 2025. The comments relate to Post-Effective Amendment (“PEA”) No. 284 to the registration statement of the Trust, which was filed on May 29, 2025, under Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”). PEA 284 was filed to register shares of one new series of the Trust, the Golden Eagle Dynamic Hypergrowth ETF (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

General Comments

●	Please file this comment response letter on EDGAR such that the Staff has at least five business days to review.
●	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.
●	The Registrant is responsible for the adequacy and accuracy of the disclosures in the filing and Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

1.	Comment: The Staff notes the first sentence of the first paragraph under “Principal Investment Strategies” and further notes that the name of the Fund includes the term “growth.” Please clarify that the Fund will adopt an 80% test to invest in hypergrowth companies. Please disclose what factors or metrics are considered when identifying companies that qualify.

Response: The disclosure has been revised to reflect that the Fund will invest, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in the common stock of “hypergrowth companies, and has clarified the metric that the Adviser uses to determine whether a particular company is a “hypergrowth company.”

Ms. Kalkidan Ezra

U.S. Securities and Exchange Commission

August 28, 2025

2.	Comment: The Staff notes the second sentence of the first paragraph under “Principal Investment Strategies” and requests that Registrant please clarify what the 40% annual growth metric is designed to measure. For example, is it market capitalization or revenue?

Response:  The disclosure has been revised to clarify that the 40% annual growth metric is based upon growth in revenue.

3.	Comment: The Staff notes that Temporary Defensive measures in the Principal Risks section is included under Item 4 but not under Item 9. Please consider streamlining the disclosure into Item 9.

Response: The Trust has added this disclosure to the Item 9 disclosure.

4.	Comment: Golden Eagle Strategies, LLC is not a registered adviser. Until Golden Eagle Strategies, LLC becomes a registered adviser the filing cannot go effective. Supplementally provide proper documentation once the Adviser is registered.

Response: The Adviser filed its registration as an investment adviser with the Commission on July 30, 2025. The Trust will delay effectiveness of the Fund’s registration statement until after the Adviser’s registration is effective.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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